UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 2007   File No.    1127307

Golden Goliath Resources LTD

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1.

News Release dated March 28, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources Ltd.

(Registrant)

Dated: April 22, 2007

By: /s/ J. Paul Sorbara

President

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

March 28, 2007 PR 10/07

US:GGTH-F

Second Drill Proposed For Uruachic

The Company is pleased to announce that it is currently negotiating for a second diamond drill for the major program now underway at it’s 100% owned Uruachic mining camp properties. The second drill, which will be available in about two weeks, would allow the Company to be more aggressive in its exploration efforts.

Further to the Company’s news release of March 1, the Company anticipates the close of its $6 million financing in mid April.

Currently, drilling is underway in the area of the old San Martin mine on the San Timoteo property. The old San Martin adit, which is the only one in the Uruachic camp known to have tracks, lies just above the bottom of the arroyo, some 275 vertical metres below the recent drilling. The old records state that the average production grade from San Martin was 7.8 gm gold/tonne and 1038 gm silver/tonne. The records state that the structure is 2.2 metres wide and 1,000 metres long. Assays for the last four short holes drilled near the San Timoteo workings returned only two intervals with values over 30 gm silver/tonne. Assay results will be released in batches once they have been received and analyzed by the Company.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. visit our website at: www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.